Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

KOHL’S CORPORATION

These Articles of Amendment to the Articles of Incorporation of Kohl’s Corporation, a corporation organized under Chapter 180 of the Wisconsin Statutes (the “Corporation”), are executed by the Executive Vice President, General Counsel and Secretary of the Corporation for the purpose of amending the Corporation’s Articles of Incorporation.

1.	The name of the Corporation is Kohl’s Corporation.

2.	The following amendment to the Corporation’s Articles of Incorporation was adopted by the directors of the Corporation on November 8, 2006 and by the shareholders of the Corporation on May 2, 2007, in accordance with section 180.1003 of the Wisconsin Statutes:

Article V of the Articles of Incorporation is amended by adding subparagraph (g) to read as follows:

(g) Voting for Directors. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Notwithstanding the foregoing, the Board of Directors may determine for any uncontested election of directors that a director shall be elected to a new term only if the director receives the affirmative vote of a majority of the votes cast. If any incumbent director fails to receive such required vote, he or she shall continue to serve until his or her successor is elected and, if necessary, qualifies or until there is a decrease in the number of directors, subject to such director’s earlier death, resignation, disqualification or removal from office.

3.	The amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

Executed this 2nd day of May, 2007.

KOHL’S CORPORATION

/s/ Richard D. Schepp
Richard D. Schepp
Executive Vice President, General
Counsel and Secretary

This instrument was drafted by

Larry D. Lieberman

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202

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